FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated April 30, 2025

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 30 April, 2025

EXHIBIT INDEX
 ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 30 April 2025
Result of AGM

Exhibit 99

London, 30 April 2025

UNILEVER PLC

 RESULTS OF ANNUAL GENERAL MEETING

Unilever PLC shareholders today approved each of the resolutions put to the 2025 Annual General Meeting. Resolutions 1 to 15 were passed as ordinary resolutions and resolutions 16 to 19 were passed as special resolutions. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for election or re-election and were duly elected or re-elected by the shareholders of Unilever PLC:

Benoît Potier, Zoe Yujnovich, Fernando Fernandez, Adrian Hennah, Susan Kilsby, Ruby Lu, Judith McKenna, Ian Meakins and Nelson Peltz.

POLL RESULTS - ANNUAL GENERAL MEETING 30 April 2025

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2024 together with the Directors' Reports and the Auditor's Report	1,799,634,775	99.23%	13,883,754	0.77%	1,813,518,529	73.84%	3,553,925
2. To approve the Directors' Remuneration Report	1,311,939,513	72.29%	502,912,633	27.71%	1,814,852,146	73.90%	2,222,529
3. To elect Benoît Potier as a Director	1,812,197,831	99.87%	2,397,611	0.13%	1,814,595,442	73.89%	250,686
4. To elect Zoe Yujnovich as a Director	1,811,330,368	99.82%	3,201,110	0.18%	1,814,531,478	73.89%	247,377
5. To re-elect Fernando Fernandez as a Director	1,812,853,767	99.88%	2,246,965	0.12%	1,815,100,732	73.91%	243,186
6. To re-elect Adrian Hennah as a Director	1,685,812,240	92.91%	128,701,746	7.09%	1,814,513,986	73.88%	367,357
7. To re-elect Susan Kilsby as a Director	1,808,866,372	99.69%	5,711,542	0.31%	1,814,577,914	73.89%	261,502
8. To re-elect Ruby Lu as a Director	1,803,637,884	99.39%	11,045,923	0.61%	1,814,683,807	73.89%	239,553
9. To re-elect Judith McKenna as a Director	1,806,431,561	99.55%	8,095,650	0.45%	1,814,527,211	73.89%	219,232
10. To re-elect Ian Meakins as a Director	1,710,039,826	94.85%	92,812,901	5.15%	1,802,852,727	73.41%	9,924,426
11. To re-elect Nelson Peltz as a Director	1,775,756,130	98.03%	35,682,557	1.97%	1,811,438,687	73.76%	2,113,671
12. To reappoint KPMG LLP as Auditor of the Company	1,717,243,698	94.61%	97,806,035	5.39%	1,815,049,733	73.91%	2,045,928
13. To authorise the Directors to fix the remuneration of the Auditor	1,780,180,403	98.07%	34,995,837	1.93%	1,815,176,240	73.91%	1,917,710
14. To authorise political donations and expenditure	1,773,872,062	98.10%	34,267,088	1.90%	1,808,139,150	73.63%	8,956,374
15. To renew the authority to Directors to allot shares	1,701,680,561	94.07%	107,219,254	5.93%	1,808,899,815	73.66%	8,195,045
16. To renew the authority to Directors to disapply pre-emption rights	1,772,649,686	98.03%	35,591,216	1.97%	1,808,240,902	73.63%	8,853,741
17. To renew the authority to Directors to disapply pre-emption rights in connection with acquisitions or capital investments	1,771,903,554	97.65%	42,552,420	2.35%	1,814,455,974	73.88%	2,638,953
18. To renew the authority to the Company to purchase its own shares	1,812,190,140	99.86%	2,599,242	0.14%	1,814,789,382	73.90%	2,305,546
19. To shorten the notice period for General Meetings (other than Annual General Meetings) to 14 clear days' notice	1,707,233,520	94.09%	107,229,423	5.91%	1,814,462,943	73.88%	2,631,807

Resolution 2: 2024 Directors' Remuneration Report

While the Board is pleased that all resolutions were supported by a significant majority of shareholders, Resolution 2 was approved with a 72.29% majority.

The Board has actively engaged with shareholders over the last year in respect of a range of governance matters. That dialogue has helped the Board to build a more detailed understanding of shareholder views, and in turn, for shareholders to gather additional context to support understanding of the Board's decisions. In the months ahead, we will continue to engage and in line with the UK Corporate Governance Code, Unilever will publish a further statement detailing the outcome of those engagements, including any actions taken as a result, within six months of today's Annual General Meeting.

NOTES:
- The 'For' vote includes votes given at the Chair's discretion and details of proxy votes cast are included in the table above.
- As at close of business on 29 April 2025 the total number of issued ordinary shares of Unilever PLC was 2,524,997,338. Of those ordinary shares, 67,246,885 were held as treasury shares and 1,884,648 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Therefore, as at 11.30am on 30 April 2025, the total number of Unilever PLC ordinary shares with exercisable voting rights was 2,455,865,805.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with UK Listing Rule 6.4.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.  A copy of the resolutions can also be found in the Chair's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM.

30 April 2025

Cautionary Statement:
This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the "Group") (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements.
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates.
The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024.